UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 2 March 2010
Exhibit No. 2	Holding(s) in Company dated 2 March 2010
Exhibit No. 3	Holding(s) in Company dated 8 March 2010
Exhibit No. 4	FRN Variable Rate Fix dated 9 March 2010
Exhibit No. 5	FRN Variable Rate Fix - Amendment dated 11 March 2010
Exhibit No. 6	FRN Variable Rate Fix dated 17 March 2010
Exhibit No. 7	FRN Variable Rate Fix dated 17 March 2010
Exhibit No. 8	Publication of Final Terms dated 17 March 2010
Exhibit No. 9	FRN Variable Rate Fix dated 17 March 2010
Exhibit No. 10	FRN Variable Rate Fix dated 19 March 2010
Exhibit No. 11	Director/PDMR Shareholding dated 19 March 2010
Exhibit No. 12	FRN Variable Rate Fix dated 19 March 2010
Exhibit No. 13	FRN Variable Rate Fix dated 19 March 2010
Exhibit No. 14	Bob Diamond speaks at London investor conference dated 23 March 2010
Exhibit No. 15	Director/PDMR Shareholding dated 23 March 2010
Exhibit No. 16	FRN Variable Rate Fix dated 25 March 2010
Exhibit No. 17	FRN Variable Rate Fix dated 25 March 2010
Exhibit No. 18	Director/PDMR Shareholding dated 25 March 2010
Exhibit No. 19	Director/PDMR Shareholding dated 30 March 2010
Exhibit No. 20	Total Voting Rights dated 31 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

Financial Services Authority

TR -1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	Yes
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	26 February 2010
6. Date on which issuer notified:	01 March 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 4% to 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
Ordinary 25p	459,096,745 (As on 06/07/2009)	475,763,335	475,763,335	3.95%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
475,763,335	3.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 475,763,335 - 3.95%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 400,179,826 – 3.32%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 400,179,826 – 3.32%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 12,039,848,432
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Exhibit No.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the total voting rights notified by BARCLAYS PLC on 26 February 2010.	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Holding LLC Qatar Investment Authority
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	26 February 2010
6. Date on which issuer notified:	02 March 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.76%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	379,218,809	Nominal	Delta
3.15%	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,193,183,361	9.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Qatar Holding LLC is the beneficial holder of the specified shares, warrants and voting rights in Barclays PLC.  Qatar Holding LLC is established as a limited liability company in the Qatar Financial Centre and is licensed by the QFC Authority under Licence No. 00004.  Qatar Holding LLC is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,039,848,432 as set out in the public announcement made by Barclays PLC dated 26 February 2010.  Consequently the quoted percentages of voting rights detailed in this notice have been calculated without the further Barclays PLC ordinary shares to be issued when all the Warrants issued by Barclays PLC of the kind referred to in this notification are exercised.  This results in percentage figures which are artificially high. On a fully diluted basis assuming that all Warrants are exercised the resulting percentage interest would be 9.51%.

14. Contact name:	Mr. Ahmad Al-Sayed, CEO of Qatar Holding LLC
15. Contact telephone number:	+974.499.5806

Exhibit No.3

Financial Services Authority

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	04 March 2010
6. Date on which issuer notified:	05 March 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 3% to 4%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
Ordinary 25p	475,763,335 (As on 01/03/2010)	483,625,057	483,625,057	4.01%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
483,625,057	4.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 483,625,057 - 4.01%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 407,352,448 – 3.38%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) ( 407,352,448 – 3.38%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 12,039,848,432
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on: 09-Mar-2010
Issue	¦ Barclays Bank PLC Series 155 USD 500,000,000 Callable Floating Rate Subordinated Notes due 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦
Issue Nomin USD	¦ 500,000,000.00
Period	¦ 11-Mar-2010 to 11-Jun-2010		Payment Date 11-Jun-2010
Number of Days	¦ 92
Rate	¦ 0.45550
Denomination USD	¦ 1,000.00	¦ 100,000.00	¦ 500,000,000.00

Amount Payable per Denomination	¦ 1.16	¦ 116.41	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.5

RATE FIX NOTICE

*AMENDMENT*

Issue Name: Barclays Bank Plc EUR 50,000,000 notes due 19th February 2029 Series 53

ISIN Code: XS0093415288

Interest Rate: 3.925000%

Base Rate: 3.925000%

Interest Period: 19-Feb-10 to 21-Feb-11

Day Count Method: Actual/Actual

Number of Days in Period: 367

Payment Date: 21-Feb-11

Denomination: Coupon:

50,000,000.00 EUR1,962,500.00

Exhibit No.6

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2010 TO 16-Apr-2010 HAS BEEN FIXED AT 1.092810 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2010 WILL AMOUNT TO:
GBP 46.41 PER GBP 50000 DENOMINATION

Exhibit No.7

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2010 TO 16-Apr-2010 HAS BEEN FIXED AT 1.092810 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2010 WILL AMOUNT TO:
GBP 46.41 PER GBP 50000 DENOMINATION

Exhibit No.8

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €1,500,000,000 3.50 per cent. Fixed Rate Notes due 2015 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7421I_1-2010-3-17.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on: 17/03/10
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/03/10 to 19/04/10		Payment Date 19/04/10
Number of Days	¦ 31
Rate	¦ 1.18744
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 102.25	¦ Pok2,045,035.56	¦ 1.02

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

As Agent Bank, please be advised of the following rate determined on: 18-Mar-2010
Issue	¦ Barclays Bank PLC Series no 86 EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 22-Mar-2010 to 22-Jun-2010		Payment Date 22-Jun-2010
Number of Days	¦ 92
Rate	¦ 1.11300
Denomination EUR	¦ 100,000,000.00	¦	¦

Amount Payable per Denomination	¦ 284,433.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.11

19 March 2010

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.   Following a recommendation made by Barclays PLC ("the Company") on 15 March 2010, the independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 18 March 2010 that on 16 March 2010 it had resolved to grant the following new awards under the Performance Share Plan ('PSP') to Directors of the Company:

Director	Allocation of performance shares (a)	Maximum number of shares potentially releasable
RE Diamond Jnr	1,854,634	5,563,902
CG Lucas	309,106	927,318

Note:

(a)
Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares.  At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

The calculation of the initial award allocation was based on a share price of £3.235140, which was the average price paid for the Company's shares by the trustee between 16 February 2010 and 15 March 2010.  No consideration was paid for the grant of any award.

2.   The independent trustee of the PSP Trust notified the Company on 18 March 2010 that on 15 March 2010 it had resolved to release the following shares under the 2007-2009 PSP following the satisfaction of the performance target to the following Directors and Persons Discharging Managerial Responsibility (PDMRs) of the Company:

Directors/ PDMRs	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Shares sold in the market by Director/ PDMR	Share price at award [1] (pence)	Market price at date of release [2] (pence)	Shares retained by Director/ PDMR
J Del Missier	46,786	19,188	0	733.00	347.9031	27,598
RE Diamond Jr	1,602,345	792,576	0	733.00	347.9031	809,769
MD Harding	29,243	11,993	17,250	733.00	347.9031	0
A Jenkins	46,786	19,188	0	733.00	347.9031	27,598
TL Kalaris	46,786	19,399	0	733.00	347.9031	27,387
R Le Blanc	29,243	11,993	17,250	733.00	347.9031	0
CG Lucas	142,160	58,302	0	733.00	347.9031	83,858
R Ricci	46,786	19,399	0	733.00	347.9031	27,387
CL Turner	15,206	6,237	0	733.00	347.9031	8,969
JS Varley	280,702	115,120	0	733.00	347.9031	165,582

Separately, the executive Directors (RE Diamond Jr, CG Lucas and JS Varley) will independently agree to voluntary clawback arrangements to operate for a two-year period following vesting of their awards. By this voluntary agreement, the executive Directors will repay the value of the shares (net of taxes deducted) at the end of the two-year period should a performance condition, to be agreed and assessed by the Remuneration Committee, not be met. There will be no opportunity to receive shares in excess of the vested shares.

3.   The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 18 March 2010 that it had on 15 March 2010 exercised its discretion and released shares following provisional allocations made during the past five years by the trustee over the Company's ordinary shares. Of these shares the following were released to directors and PDMRs of the Company:

Directors/ PDMRs	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Shares sold in the market by Director/ PDMR	Share price at award [3] (pence)	Market price at date of release [2] (pence)	Shares retained by Director/ PDMR
J Del Missier	6,126,088	2,512,381	0	226.1595	347.9031	3,613,707
RE Diamond Jr	750,208	371,079	0	715.4220	347.9031	379,129
MD Harding	119,508	49,013	70,495	379.8765	347.9031	0
A Jenkins	797,910	327,234	0	243.1097	347.9031	470,676
TL Kalaris	2,518,841	1,044,346	0	245.7816	347.9031	1,474,495
R Le Blanc	267,146	109,560	157,586	546.6839	347.9031	0
R Ricci	5,470,570	2,268,170	0	172.2701	347.9031	3,202,400
CL Turner	94,293	38,672	0	334.5137	347.9031	55,621
JS Varley	119,634	49,064	0	658.3629	347.9031	70,570

4.   The independent trustee of the ESAS Trust notified the Company on 18 March 2010 that it had on 15 March 2010 granted rights in the form of nil cost options to the directors and PDMRs of the Company listed below under the ESAS to acquire ordinary shares in the Company. The ESAS options are exercisable from grant until 15 March 2012 and are granted over a proportion of the shares which were provisionally allocated by the trustee under ESAS on 21 March 2007 to the directors and PDMRs listed below.

The trustee also notified the Company on 18 March 2010 that the Directors and PDMRs of the Company exercised options detailed below.  The number of shares under option that has been exercised includes the options granted on 15 March 2010 and options previously granted on 9 April 2009 under ESAS which were granted over a proportion of the shares which were provisionally allocated by the trustee under ESAS on 21 March 2006.

The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee from March 2006. The total exercise price payable on any exercise of an ESAS option is £1.

Directors/ PDMRs	Number of shares granted under option to Director /PDMR	Number of shares under option that has been exercised	Share price at award [3] (pence)	Market price at date of exercise [2] (pence)	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Shares retained by Director/ PDMR
MD Harding	42,106	42,106	733.00	347.9031	17,269	24,837
R Le Blanc	121,638	250,897	690.23	347.9031	102,897	148,000
CL Turner	19,883	33,635	699.06	347.9031	13,796	19,839
JS Varley	100,585	202,341	691.26	347.9031	82,984	119,357

5.
The following PDMRs
of the Company, notified the Company on 18 March 2010 that they, or their connected person, had sold the following ordinary shares in the Company:

PDMR	Number of shares	Price (pence per share)	Date of transaction
MD Harding	25,000	358.60	17 March 2010
MD Harding	25,000	359.90	17 March 2010
R Le Blanc	100,000	353.39	18 March 2010

The revised total shareholding for each director following these transactions is as follows:

Director	Total Beneficial Holding

RE Diamond Jr	9,522,708
CG Lucas	185,555
JS Varley	977,927

[1]
The price shown reflects the average price paid by the independent trustee of the PSP Trust to purchase ordinary shares to satisfy the award.
[2]
This is the price at which shares were sold to satisfy withholding liabilities and in the market.
[3]
This is a weighted average price as the awards were made over a number of years.

Exhibit No.12

As Agent Bank, please be advised of the following rate determined on: 19-Mar-2010
Issue	¦ Barclays Bank PLC Series 143 EUR 50,000,000 Floating Rate Notes due 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 23-Mar-2010 to 23-Jun-2010		Payment Date 23-Jun-2010
Number of Days	¦ 92
Rate	¦ 0.99200
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 126,755.56	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.13

As Agent Bank, please be advised of the following rate determined on: 19-Mar-2010
Issue	¦ Barclays Bank PLC Series 159 USD 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 23-Mar-2010 to 23-Jun-2010		Payment Date 23-Jun-2010
Number of Days	¦ 92
Rate	¦ 0.45250
Denomination USD	¦ 1,500,000,000.00	¦	¦

Amount Payable per Denomination	¦ 1,734,583.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.14

23 March 2010

Barclays PLC

Bob Diamond speaks at London investor conference

Robert E Diamond Jr., President of Barclays PLC, will today speak at the Morgan Stanley European Financials investor conference in London.  The presentation contains no material new information.

A copy of the slides used by Mr Diamond will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 144,200 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit No.15

23 March 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all employee share plan, informed Barclays PLC (the "Company") on 22 March 2010 that it had on 22 March 2010 acquired, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of the Company, following the reinvestment of the final dividend for the year ended 31 December 2009, for the following Directors/Persons Discharging Managerial Responsibilities (PDMRs) at a price of 355.0p per share:

Director/PDMR	No. of shares received
R Le Blanc	1
C G Lucas	6
C Turner	18
J S Varley	15

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
C G Lucas	185,561	-
J S Varley	977,942	-

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 25-Mar-2010
Issue	¦ Barclays Bank PLC Series 78 EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 29-Mar-2010 to 28-Jun-2010		Payment Date 28-Jun-2010
Number of Days	¦ 91
Rate	¦ 1.02500
Denomination EUR	¦ 100,000,000.00	¦	¦

Amount Payable per Denomination	¦ 259,097.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 25-Mar-2010
Issue	¦ Barclays Bank PLC Series 158 USD 50,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016 144a ISIN US06738CKJ70

ISIN Number	¦ XS0259172277
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000.00
Period	¦ 29-Mar-2010 to 28-Jun-2010		Payment Date 28-Jun-2010
Number of Days	¦ 91
Rate	¦ 0.48781
Denomination USD	¦ 750,000,000.00	¦	¦

Amount Payable per Denomination	¦ 924,806.46	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.18

25 March 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1)    The Company was notified on 24 March 2010 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 19 March 2010, following the re-investment of the final dividend for the year ended 31 December 2009, the following Directors/ PDMRs (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 330.87p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R J Broadbent	59
M D Harding	211
A P Jenkins	54
C G Lucas	412
C L Turner	447

2)
The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 25 March 2010 that it had on 19 March 2010 exercised its discretion and re-invested the final dividend for the year ended 31 December 2009 in ordinary shares of the Company at a price of 362.18p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Le Blanc	451
C Turner	72

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R J Broadbent	36,693	-
C G Lucas	185,973	-

Exhibit No.19

30 March 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 29 March 2010 that, on 19 March 2010, following the reinvestment of the final dividend for the year ended 31 December 2009, the following Directors/
Persons Discharging Managerial Responsibilities
("PDMR") had received ordinary shares in the Company as follows:

Director/PDMR	No. of Shares Received	Price
M Agius	465	364.45p
T Kalaris	6,722	364.45p

2. The Company was notified on 29 March 2010 that, on 25 March 2010, following the reinvestment of the final dividend for the year ended 31 December 2009, Mr T Kalaris, a PDMR, had received 7,224 ordinary shares in the Company at a price of 364.48p per share. These shares are in addition to the shares received shown above.

3. Mr R E Diamond Jr, a director of the Company notified the Company on 29 March 2010 that, on 29 March 2010, he transferred 100 ordinary shares in the Company as a gift for nil consideration.

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	113,995	-
R E Diamond Jr	9,522,608	-

Exhibit No.20

31 March 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of
12,041,859,512
ordinary shares with voting rights as at 30 March 2010. There are no ordinary shares held in Treasury.

The above figure (
12,041,859,512
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.